UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2019
Commission File No. 001-36085

CNH INDUSTRIAL N.V.
(Translation of registrant’s name into English)

25 St. James’s Street
London, SW1A 1HA
United Kingdom
Tel. No.: +44 1268 533000
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   ☒   Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.
Form 6-K for the month of November 2019.
This report on Form 6-K contains the following exhibits:

Exhibit 99.1	CNH Industrial N.V. Quarterly Report for the three and nine months ended September 30, 2019 (prepared in accordance with U.S. GAAP)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into CNH Industrial N.V.’s registration statement on Form F-3ASR (File No. 333-230334) and CNH Industrial N.V.’s registration statements on Form S-8 (File Nos. 333-191477 and 333-196574).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary
November 12, 2019

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	CNH Industrial N.V. Quarterly Report for the three and nine months ended September 30, 2019 (prepared in accordance with U.S. GAAP)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document